November 29, 2001



United States Securities and Exchange Commission
Office of Applications and Report Services
450 Fifth Street, N.W.
Washington, DC 20549


Dear Sirs:

Enclosed are an original and one copy of Form N-17f-2 and our related report, dated November 29, 2001, on our examination of the investment portfolio of the following funds as of the close of business on October 26, 2001.

Portfolios of WesMark Funds                             File No.

	WesMark West Virginia Municipal Bond Fund	811-07925

	WesMark Growth Fund				811-07925

	WesMark Balanced Fund				811-07925

	WesMark Bond Fund				811-07925

	WesMark Small Company Growth Fund		811-07925


Very truly yours,



David Demas /s/
Partner